NO ACT

DC
PE
2-5-08

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

[redacted]

08042847

March 26, 2008

Received SEC
MAR 2 6 2008
Washington, DC 20549

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 3/26/2008

Robert A. Koenig
Latham & Watkins LLP
140 Scott Drive
Menlo Park, CA 94025

Re: eBay Inc.
Incoming letter dated February 5, 2008

Dear Mr. Koenig:

This is in response to your letters dated February 5, 2008 and February 15, 2008 concerning the shareholder proposal submitted to eBay by People for the Ethical Treatment of Animals. We also have received a letter from the proponent dated February 11, 2008. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Susan L. Hall
Counsel
People for the Ethical Treatment of Animals
501 Front St.
Norfolk, VA 23510

PROCESSED
APR 0 1 2008
THOMSON
FINANCIAL

140 Scott Drive
Menlo Park, California 94025
Tel: +1.650.328.4600 Fax: +1.650.463.2600
www.lw.com

LATHAM & WATKINS LLP

RECEIVED
2008 FEB -6 AM 11:41
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

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February 5, 2008

Via Federal Express

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re: eBay Inc. 2008 Annual Meeting; Shareholder Proposal from People for the Ethical Treatment of Animals ("PETA")

Ladies and Gentlemen:

We are writing on behalf of eBay Inc., a Delaware corporation ("eBay"), to notify the staff of the Division of Corporation Finance (the "Staff") of eBay's intention to exclude a shareholder proposal and supporting statement from eBay's proxy materials for its 2008 Annual Meeting of Shareholders (the "2008 Proxy Materials").

As background, PETA (the "Proponent") submitted the proposal (together with the supporting statement, the "Proposal") in a letter to eBay dated December 21, 2007. The Proposal requests eBay's board of directors (the "eBay Board") to enact a policy prohibiting the sale of dogs and cats on a Chinese website owned and operated, through local People's Republic of China entities, by a joint venture to which a subsidiary of eBay is a party. eBay believes that the Proposal may be properly omitted from the 2008 Proxy Materials under Rule 14a-8(i)(6), which permits the omission of a proposal from a registrant's proxy materials "if the company would lack the power or authority to implement the proposal." On behalf of eBay, we respectfully request confirmation that the Staff will not recommend any enforcement action if eBay omits the Proposal from its 2008 Proxy Materials.

In accordance with Rule 14a-8(j), we have enclosed six copies of this letter and the Proposal (attached as Exhibit A). By copy of this submission, we notify the Proponent on behalf of eBay of its intention to omit the Proposal from the 2008 Proxy Materials. Pursuant to Rule 14a-8(j), this letter is being submitted to the Staff not fewer than 80 days before eBay intends to file its definitive 2008 Proxy Materials with the Commission.

eBay believes that the Proposal may be properly omitted from the 2008 Proxy Materials pursuant to the provisions of Rule 14a-8(i)(6) because eBay would lack the power and authority to implement the proposal.

The Proposal requests the eBay Board to enact a policy prohibiting the sale of dogs and cats on eBay's "affiliated Chinese Web site." The Chinese website to which the Proposal refers is a mobile and internet-based marketplace that is not operated by eBay or any of eBay's affiliates. Rather, it is owned by a joint venture (the "Joint Venture") between eBay International AG ("eBay International"), a wholly owned subsidiary of eBay, and TOM Online Inc. ("TOM Online"), an independent online portal and wireless internet company headquartered in China. TOM Online is not directly or indirectly controlled by eBay, as eBay has no direct or indirect ownership interest in TOM Online. eBay is not affiliated with any website or internet-based marketplace in China other than the website owned by the Joint Venture.

The Joint Venture is a distinct corporate entity in which TOM Online owns 51% and eBay International owns 49% of the outstanding shares. eBay International does not have operating control of the Joint Venture. Pursuant to the Joint Venture's organizational documents, each Joint Venture share has one vote. Questions arising at any shareholder's meeting are decided by at least 50% of the votes, except where a greater majority may be required by the Joint Venture's organizational documents or by relevant law. As such, without support from TOM Online, eBay International does not have the power or authority to take any action that would be required to be approved by the shareholders of the Joint Venture.

Since eBay International lacks majority representation on the Joint Venture's board of directors, eBay International also does not have the power or authority to cause the board of directors of the Joint Venture to take any action relating to the operations of the Joint Venture, including those actions contemplated by the Proposal, absent concurrence from TOM Online. Moreover, since eBay does not possess any special minority shareholder veto rights under the Joint Venture's organizational documents or relevant law with respect to the scope of those matters contemplated by the Proposal, eBay International does not have the power to prevent the board of directors of the Joint Venture, absent concurrence from TOM Online, from taking any action relating to the operations of the Joint Venture.

Further, eBay International has no role in the day-to-day business and operations of the Joint Venture. The Joint Venture agreement specifically provides that TOM Online, not eBay or eBay International, will provide the leadership and management services related to business strategy, regulatory compliance, sales and marketing, recruitment and training, and business operations of the Joint Venture, as well as administrative services for the operation of the Joint Venture, and TOM Online has branded the Joint Venture website with the TOM Online name. No officers or employees of the Joint Venture are officers or employees of eBay or any of eBay's majority-owned subsidiaries. TOM Online is also responsible for the recruitment, training and management of the employees of the Joint Venture or local People's Republic of China entities that develop and operate the Joint Venture's website. Indeed, decisions of the type requested by the terms of the Proponent's Proposal (*i.e.*, decisions regarding which legally-permitted categories to allow or disallow for sale on the Joint Venture's website) constitute the type of day-to-day operational decisions that are exclusively within the control of the Joint Venture's management, which is exclusively provided by TOM Online.

The Proposal includes a resolution in which the shareholders encourage the eBay Board to "enact a policy prohibiting the sale of dogs and cats" on the Joint Venture's Chinese website. As the Proposal points out, eBay has established a Code of Business Conduct and Ethics applicable to eBay's business, as well as policies with respect to eBay's day-to-day operations. However, the eBay Board can make and enforce policies only for eBay, not for businesses such as the Joint Venture that are majority-owned and operated by an independent party. As a minority investor without majority representation on the Joint Venture's board of directors, neither eBay nor eBay International can prevent the sale of dogs and cats on the Joint Venture's Chinese website if TOM Online, the majority investor, and the Joint Venture's management, independently determine to allow their sale. For these reasons, eBay does not have the power or authority to implement a policy prohibiting the sale of dogs and cats on the Joint Venture's Chinese website, and therefore should be able to exclude the Proposal from the 2008 Proxy Materials under Rule 14a-8(i)(6).[1]

The Staff permitted the exclusion of a proposal on similar grounds in *Harsco Corp.* (February 16, 1988). In *Harsco*, a shareholder submitted a proposal requesting that Harsco Corporation ("Harsco") sign and implement a statement of principles applicable to employment policies in South Africa. Harsco asserted that it could properly omit the proposal from its proxy materials under Rule 14a-8(c)(6), a precursor to Rule 14a-8(i)(6), because the requested actions were impossible for Harsco to effectuate. Harsco stated that its involvement with employees in South Africa consisted only of the ownership of a 50% stake in a South African corporation that was 50% owned by another company not directly or indirectly controlled by Harsco. Harsco was represented by two of the four members of the South African joint venture's board of directors. The other joint venture party had the right to appoint the joint venture's chairman, who was empowered to cast the deciding vote in the event of a tie. The Staff stated that there appeared to be some basis for Harsco's view that the proposal may be omitted from Harsco's proxy materials under Rule 14a-8(c)(6), and therefore it would not recommend any enforcement action to the Commission if Harsco omitted the proposal from its proxy material.

Also, in *Firestone Tire & Rubber Co.* (December 31, 1987), the Staff permitted the exclusion of proposals relating to the termination by Firestone Tire & Rubber Co. ("Firestone") and subsidiaries or affiliates of the sale of certain products and equipment to the military and police of South Africa. Firestone asserted that it should be able to omit the proposals under Rule 14a-8(c)(6) because the actions requested were impossible for Firestone to effectuate. Firestone was a minority investor in an entity that sold products and equipment to South Africa's military

---

1 In January 2008, eBay contacted TOM Online to request its consideration of the Proposal and the sale of dogs and cats on the Joint Venture's Chinese website. In a written response to eBay, TOM Online indicated that the Joint Venture is not a subsidiary of eBay, but rather an independent operation with an independent platform in China; that it is legal to sell dogs and cats on the Joint Venture website under Chinese law; and that the management of the Joint Venture would independently review the matter and decide what is most appropriate for the Joint Venture's market and users.

LATHAM&WATKINS LLP

and police. Firestone had the power to elect two of the entity's ten directors. Firestone stated that, as a minority investor, Firestone could not prevent the entity from selling its products to South Africa's police or military if the majority shareholder should determine to do so. The Staff stated that there appeared to be some basis for Firestone's view that the proposal may be omitted from Firestone's proxy materials under Rule 14a(8)(c)(6), and as such it would not recommend any enforcement action to the Commission if Firestone omitted the proposal from its proxy material.

In each of *Harsco* and *Firestone*, the companies were asked to implement proposals relating to the business and operations of entities in which they were not majority investors and of which they did not control the board of directors. The Staff concurred with the companies' views that they did not have the power to effectuate the proposals as set forth in Rule 14a-8. Similarly, neither eBay nor eBay International has the power or authority to implement the actions requested in the Proposal. eBay International, a subsidiary of eBay, does not own a majority interest in the Joint Venture, nor does it have majority representation on the Joint Venture's board of directors. In addition, eBay International's role in the day-to-day business and operations of the Joint Venture is limited by the terms of the Joint Venture agreement with the majority investor. Moreover, eBay has already raised the Proposal with the majority investor for its consideration, but the majority investor has indicated that, consistent with the Joint Venture organizational documents, it will independently consider the matter to decide what it believes will be in the best interests of the Joint Venture. As such, eBay does not have the power or authority to implement the Proposal and should be able to omit the Proposal from the 2008 Proxy Materials pursuant to Rule 14a-8(i)(6).

For the foregoing reasons, eBay believes it may properly exclude the Proposal from the 2008 Proxy Materials under Rule 14a-8. Accordingly, eBay respectfully requests that the Staff not recommend any enforcement action if eBay omits the Proposal from its 2008 Proxy Materials. If the Staff does not concur with eBay's position, we would appreciate an opportunity to confer with the Staff concerning this matter prior to the issuance of a Rule 14a-8 response.

If you have any questions or need any further information, please call the undersigned at (650) 463-4661.

Very truly yours,

Robert A. Koenig
of LATHAM & WATKINS LLP

Enclosures

cc: People for the Ethical Treatment of Animals
Matt Prescott, Assistant Director, Corporate Affairs

eBay Inc.
Brian Levey, Deputy General Counsel

EXHIBIT A
Proponent's Proposal

Shareholder Resolution Regarding the Sale of Dogs and Cats in China

RESOLVED that shareholders encourage the board to enact a policy prohibiting the sale of dogs and cats on eBay's affiliated Chinese Web site.

Supporting Statement

eBay has established a *Code of Business Conduct and Ethics*, which states: "We do business according to the highest ethical and legal standards." It further states: "We are an evolving company, and by our actions we continually shape our corporate culture. We want that culture to promote the reputation and reality of professional and ethical conduct."

In keeping with this code, eBay prohibits the sale of dogs and cats on its U.S. Web site (the company states in its online policies: "eBay generally does not allow the listing of live animals or pets on eBay"). However, eBay's affiliated Chinese Web site permits the sale of them.

Selling cats and dogs in China violates eBay's above-mentioned code of practice. In China, millions of dogs and cats are bludgeoned, hanged, and strangled to death with wire nooses by the fur industry, and cats and dogs are typically beaten, strangled, or boiled and skinned alive for food. (Thus, dogs and cats sold on eBay's affiliated Chinese Web site may end up abused in these ways.) This is a matter that deserves serious attention, is extremely troubling to shareholders, and puts eBay at risk for reputation, image, and financial damage.

In fact, users of eBay's affiliated Chinese Web site have posted photos of dogs and cats for sale that depict animals cramped in tiny spaces and chained to cages on the streets; puppies in wire-bottomed cages (which are illegal in the U.S. and other countries) and kept in dark cages with bone-dry water bowls; and generally inhumane cramped, crowded conditions.

Following eBay China's merger with Tom Online, eBay maintains a great deal of influence over the two companies' sale of dogs and cats in China.

We urge shareholders to support this resolution, which is a matter of significant social and public policy concern.

PeTA
PEOPLE FOR THE ETHICAL TREATMENT OF ANIMALS
501 FRONT ST.
NORFOLK, VA 23510
Tel. 757-622-PETA
Fax 757-622-0457
PETA.org
info@peta.org

February 11, 2008

BY REGULAR & ELECTRONIC MAIL: cfletters@sec.gov

Office of the Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Shareholder Proposal of People for the Ethical Treatment of Animals ("PETA") for Inclusion in the 2008 Proxy Statement of eBay, Inc.

Ladies and Gentlemen:

This letter is filed in response to a letter dated February 5, 2008 submitted to the SEC by eBay, Inc. ("eBay" or "the Company"). The Company seeks to exclude a shareholder proposal submitted by PETA, based on Rule 14a-8(i)(6), asserting that that the Company lacks the power or authority to implement it.

The resolution at issue reads as follows:

> ***RESOLVED*** that shareholders encourage the board to enact a policy prohibiting the sale of dogs and cats on eBay's affiliated Chinese Web site.

For the reasons that follow, the proponent respectfully disagrees with the Company's position that the proposal should be omitted and urges the Staff to rule accordingly.

I. The Rule 14a-8(i)(6) Exception

A. The Proposal "Encourages" eBay to Enact a Policy.

Rule 14a-8(i)(6) provides a basis for omitting a shareholder proposal if the Company can show that it lacks the power or the authority to implement it. EBay goes to great lengths arguing that it has no control over TOM Online, its joint venture partner in China, contending that an eBay wholly-owned subsidiary, eBay International, is a mere 49% owner in the TOM enterprise.

However, the Company has **failed** to focus on the essence of the resolution, which is that eBay is being "encouraged" to enact a policy relating to the sale of dogs and cats on its affiliated Web sites. Not compelled, directed, bound or forced to enact a policy, but encouraged to do so. The Staff concurrences cited in eBay's no action letter, *Harsco Corp.* and *Firestone Tire & Rubber*, were not similarly drafted. In those cases the companies were not being encouraged to do something positive, they were being directed to take certain actions. In the matter under review, that is not the case.

It is undisputed that eBay controls 49% of an enterprise which operates a Chinese Web site, where dogs and cats are sold.[1] As more fully detailed in the supporting statement of PETA's resolution, dogs and cats in China are bludgeoned, hanged, and strangled to death with wire nooses by the fur industry, and beaten, strangled and boiled alive for food. These facts have been fully documented time and time again, recorded on videotape, and are beyond dispute.

The Company's interest in TOM Online is hardly insignificant at 49%, and eBay is perfectly poised to influence its joint venture partner. That is all that the resolution is asking the Board to do – enact a policy and try to influence TOM Online to change its practices – practices which are totally at odds with eBay *Code of Business and Ethics*, which prohibits the sale of dogs and cats online.

B. EBay's No Action Letter Is Not Supported by an Opinion of Counsel

Staff Legal Bulletin 14B (Sept. 15, 2004) provides guidance on when a company should include an opinion of counsel in support of a Rule 14a-8(i)(6) no action letter. SLB 14B addresses two instances in which an opinion letter from counsel is advisable. First, if the company contends that it lacks power or authority to implement the resolution because of state or foreign law, it should be supported by an opinion of counsel

Second, if the company asserts that it lacks power or authority because it would "result in the company breaching existing contractual obligations," the Staff encourages the inclusion of an opinion of counsel. SLB 14B in relevant part, provides as follows:

> Proposals that would result in the company breaching existing contractual obligations may be excludable under rule 14a-8(i)(2), rule 14a-8(i)(6), or both, because implementing the

---

1 The *New York Times* published an article entitled "EBay Is Preparing to Re-Enter the China Auction Business" (June 22, 2007). The article illustrates that eBay anticipated being more than a silent partner. The *Times* reported in relevant part that:

> EBay is on track to rejoin the online auction business in China this summer, with tight restrictions on sellers to clamp down on sales of counterfeit goods, the company's chief executive said this week.
>
> Meg Whitman, the chief executive, said eBay's partnership with TOM Online would start within a few months, somewhat later than first planned. It is eBay's second attempt to break into the Chinese market after the collapse of the company's EachNet venture, and the first with a local partner.
>
> To win shoppers' trust, the venture, TOM eBay, has decided to use an escrow service, where payments will be held until buyers are satisfied with their purchases. The venture will also do more to assure the reliability of those holding the auctions and will institute restrictions on the number of luxury goods any individual can sell.
>
> "Whatever we do elsewhere to assure trust and safety, in China we have to do more," Ms. Whitman said during an interview on a trip to Europe.
>
> Despite eBay's previous failure in China, Ms. Whitman said the partnership with TOM Online, which owns 51 percent of the venture, might crack the increasingly wired Chinese market. "We have a good shot at it," she said.

proposal would require the company to violate applicable law or would not be within the power or authority of the company to implement. If a company asserts either of these bases for exclusion in its rule 14a-8 submission, it expedites the staff's review and often assists the company in meeting its burden of demonstrating that it may exclude the proposal when the company provides a copy of the relevant contract, cites specific provisions of the contract that would be violated, and explains how implementation of the proposal would cause the company to breach its obligations under that contract. The submission also should provide a supporting opinion of counsel or indicate that the arguments advanced under state or foreign law constitute the opinion of counsel.

In this case, eBay provides information about TOM Online and eBay's relation with that entity, all designed to lead the Staff to the conclusion that Rule 14a-8(i)(6) permits eBay to omit the resolution. However, there are informational and documentation gaps which an opinion letter of counsel could have remedied. Consider the following statements contained in eBay's no action letter:

- eBay states that the "Joint Venture is a distinct corporate entity in which TOM Online owns 51% and eBay International owns 49% of the outstanding shares." (No Action letter p. 2.)
- "eBay International does not have operating control of the Joint Venture." (p.2)
- "[S]ince eBay does not possess any special minority shareholder veto rights under the Joint Venture's organizational documents or relevant law ...eBay International does not have the power" to implement the resolution. (p.2)
- The "Joint Venture agreement specifically provides that TOM Online, not eBay or eBay International, will provide the leadership and management services related to business strategy, regulatory compliance ..." (p. 2)

Although these statements reference a Joint Venture agreement and Joint Venture organizational documents, neither is included with an opinion letter of counsel. Although these statements reference "relevant law," there is no indication as to what law is relevant (i.e., Chinese, U.S., State law) which an opinion letter of counsel should have addressed. Although these statements reference "regulatory compliance," there is nothing that even hints as to who or what regulatory agency has jurisdiction over the Joint Venture. In short, eBay's failure to support its Rule 14a-8(i)(6) position with an opinion of counsel results in eBay's failing to meet its burden and militates against the Staff's issuing a concurrence with the Company's position.

II. The Staff Has an Established Policy Allowing Proponents to Revise Resolutions in Preference to Allowing the Company to Omit Them.

Staff Legal Bulletin No. 14 (July 13, 2001) was issued to provide shareholders and companies with guidance on the application of Rule 14a-8. As noted in the Bulletin, its purpose is to give "guidance to companies and shareholders by expressing our views on some issues and questions that commonly arise under rule 14a-8 ..." One area in which Legal Bulletin No. 14 provides guidance concerns revisions to shareholder proposals.

Specifically, the Staff's approach to revisions of proposals is as follows:

> [W]e have a long-standing practice of issuing no-action responses that permit shareholders to make revisions that are minor in nature and do not alter the substance of the proposal. We adopted this practice to deal with proposals that generally comply with the substantive requirements of the rule, but contain some relatively minor defects that are easily corrected. In these circumstances, we believe that the concepts underlying Exchange Act section 14(a) are best served by affording an opportunity to correct these kinds of defects.

The Staff's practice of allowing revisions to shareholder proposals was reaffirmed in Staff Legal Bulletin No. 14B (Sept. 15, 2004)(confirmed the language in SLB 14 regarding revisions to resolutions.) In light of this established practice and the policies underpinning the Exchange Act, PETA requests that as an alternative to a concurrence, the Staff permit PETA to revise the resolution. Accordingly, the Resolved clause of the resolution would be amended to read as follows:

> **Resolved**, that shareholder encourage the board to enact a policy requiring that e-Bay's investments in joint ventures or other enterprises be in conformity with the Company's *Code of Business Conduct and Ethics.*

As amended, the resolution does not implicate any of the Rule 14a-8 exceptions, and is consistent with the Supporting Statement.

For the foregoing reasons, we respectfully request that the SEC advise eBay that it will take enforcement action if the company fails to include PETA's proposal in its 2008 Proxy Statement. Please feel free to contact me should you have any questions or require further information. I may be reached directly at SusanH@peta.org or 202-641-0999.

We appreciate the Staff's consideration of the foregoing.

Very truly yours,

Susan L. Hall

Susan L. Hall
Counsel

SLH/pc

cc: Robert A. Koenig (via fax: 650-463-2600)

Robert A. Koenig
Direct Dial: (650) 463-4661
robert.koenig@lw.com

LATHAM&WATKINS LLP

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February 15, 2008

Via Federal Express

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re: eBay Inc. ("eBay") 2008 Annual Meeting; Shareholder Proposal from People for the Ethical Treatment of Animals ("PETA")

Ladies and Gentlemen:

This letter is in reply to the letter from PETA (the "Proponent") to the Staff dated February 11, 2008 (the "Proponent's Letter") regarding the shareholder proposal and supporting statement (the "Proposal") submitted to eBay by the Proponent. The Proposal encourages eBay's board of directors (the "eBay Board") to enact a policy prohibiting the sale of dogs and cats on a Chinese website owned and operated, through local People's Republic of China entities, by a joint venture (the "Joint Venture") to which a subsidiary of eBay is a party.

This letter supplements our letter to the Staff dated February 5, 2008 (the "February 5th Letter") requesting that the Staff concur with eBay's position that the Proposal may be properly excluded from eBay's proxy materials for its 2008 Annual Meeting of Shareholders (the "2008 Proxy Materials") under Rule 14a-8(i)(6), which permits the omission of a proposal from the proxy materials if the company would lack the power or authority to implement the proposal. We believe that the Proponent's Letter fails to refute our analysis set forth in the February 5th Letter. The following addresses some of the more significant deficiencies with the arguments raised in the Proponent's Letter.

A. <u>The wording of the resolution is not relevant for purposes of the Rule 14a-8(i)(6) analysis</u>.

The Proposal includes a resolution in which the shareholders "encourage the eBay Board to enact a policy prohibiting the sale of dogs and cats" on the Joint Venture's Chinese website.

The Proponent argues that the Proposal does not compel the eBay Board to enact a policy, but only encourages it to do so, and as such is distinguishable from the shareholder proposals in *Harsco Corp.* (February 16, 1988) and *Firestone Tire & Rubber Co.* (December 31, 1987), in which the Staff permitted the exclusion of shareholder proposals under the precursor to Rule 14a-8(i)(6).

In *Harsco,* the shareholder proponent submitted the following resolution:

> NOW, THEREFORE, BE IT RESOLVED, THAT AS SHAREHOLDERS, WE **ASK** [emphasis added] THE BOARD OF DIRECTORS TO IMPLEMENT THE FOLLOWING AS POLICY OF THIS CORPORATION: That Harsco Corporation sign the Statement of Principles for South Africa, fully implement them in its South African operations, and participate in the annual reporting process on progress.

The wording of the *Harsco* shareholder resolution, which "ask[s]" the board of directors to "implement" a policy, is substantially similar to the wording of the Proponent's proposal, which "encourage[s]" eBay's Board to "enact" a policy. The *Firestone* shareholder proponent submitted a resolution pursuant to which the board would adopt a certain policy. Notwithstanding the different phrasing of the resolutions in *Harsco* and *Firestone*, the Staff reached the same conclusion and permitted both resolutions to be excluded under the precursor to Rule 14a-8(i)(6). As such, the precatory wording of the Proposal should not be relevant to the Rule 14a-8(i)(6) analysis.

Moreover, eBay is relying on Rule 14a-8(i)(6), which allows the company to exclude a proposal that it lacks the power or authority to implement. As described in the February 5th Letter, eBay does not have the power or authority to implement a policy prohibiting the sale of dogs and cats on the Joint Venture's website, regardless of whether it is encouraged, asked, directed, or required to do so by the shareholders of eBay. Accordingly, the Proposal should be excludable from the 2008 Proxy Materials under the plain language of Rule 14a-8(i)(6).

B. <u>The February 5th Letter does not require an opinion of counsel</u>.

The Proponent claims that eBay should have included an opinion of counsel with the February 5th Letter and cites Staff Legal Bulletin 14B (Sept. 14, 2004) ("SLB 14B") in support of this argument. Among other things, SLB 14B states that when a company is claiming that the proposal is excludable under Rule 14a-8(i)(2), Rule 14a-8(i)(6) or both *because it would require the company to breach existing contractual obligations*, an opinion letter expedites the Staff's review.[1]

[1] eBay does not assert that the Proposal is excludable under Rule 14a-8(i)(2).

LATHAM&WATKINS LLP

As discussed more fully in the February 5th Letter, eBay's position is that the Proposal is excludable under Rule 14a-8(i)(6) because eBay lacks the power or authority – contractual or otherwise – to effectuate the Proposal. It is important to note that eBay's proposed reasons for excluding the Proposal under Rule 14a-8(i)(6) are not based on any particular state or foreign law or legal requirement, or any argument that eBay would be required to breach existing contractual obligations by adopting the Proposal. It is our understanding that Staff practice does not require a legal opinion in such a context.[2] Furthermore, although we have not rendered a formal legal opinion in our capacity as eBay's counsel, we have reviewed the Joint Venture agreement and have confirmed that the descriptions thereof contained in the February 5th letter are entirely consistent with the language of that agreement.

C. Proponent's requested revisions to the Proposal are significant in nature and substantively alter the Proposal, and therefore should be excludable under Rule 14a-8(c) and Rule 14a-8(e).

The Proponent requests that the Staff permit the Proponent to revise the Proposal under Staff Legal Bulletin No. 14 (July 13, 2001) ("SLB 14"). The Proponent cites the Staff's statement in SLB 14 that it has a practice of allowing shareholders to make revisions "that are minor in nature and do not alter the substance of the proposal" in order to deal with proposals that "generally comply with the substantive requirements of the rule, but contain some relatively minor defects that are easily corrected." That is not the case here.

First, as discussed in the February 5th Letter, eBay's position is that the Proposal does not "generally comply with the substantive requirements" of Rule 14a-8 because it concerns a matter over which eBay has no power or authority and, therefore, is excludable under Rule 14a-8(i)(6). In addition, the Proponent's stated concerns in the Proposal were limited to the sale of dogs and cats on the Joint Venture's Chinese website. In contrast, the revised resolution, which makes no reference whatsoever to Proponent's stated concerns regarding the welfare of dogs and cats, would require *all* investments by eBay in joint ventures or other enterprises to be in conformity with eBay's *Code of Business Conduct and Ethics*. Contrary to the Proponent's implicit assertion that the proposed revisions are minor in nature, the revised resolution significantly broadens and substantively alters the Proposal, and is tantamount to a complete rewriting of the Proposal. The Proponent's revisions to the Proposal are, in fact, so material that the revised proposal actually represents a substantively different shareholder proposal that should be excludable from the 2008 Proxy Materials under Rule 14a-8(c), which provides that a shareholder may submit no more than one proposal to a company for a particular shareholder's meeting, and Rule 14a-8(e), which sets the deadline for submission of shareholder proposals. Accordingly, the Proponent should not be permitted to revise the Proposal in the manner requested.

---

[2] The Proponent also claims that eBay should have included an opinion of counsel that addressed "what law is relevant" and "who or what regulatory agency has jurisdiction over the Joint Venture." These are simply not the type of matters to which the Staff refers in SLB 14B and are unrelated to eBay's proposed reasons for excluding the Proposal under Rule 14a-8(i)(6).

D. Conclusion.

For the foregoing reasons and the reasons set forth in our February 5th Letter, eBay respectfully requests that the Staff not recommend any enforcement action if eBay omits the Proposal from its 2008 Proxy Materials. If the Staff does not concur with eBay's position as set forth herein or in the February 5th Letter, we would appreciate an opportunity to confer with the Staff concerning this matter prior to the issuance of a Rule 14a-8 response.

If you have any questions or need any further information, please call the undersigned at (650) 463-4661.

Very truly yours,

Robert A. Koenig
of LATHAM & WATKINS LLP

Enclosures

cc: People for the Ethical Treatment of Animals
Matt Prescott, Assistant Director, Corporate Affairs

eBay Inc.
Brian Levey, Deputy General Counsel

February 11, 2008

BY REGULAR & ELECTRONIC MAIL: cfletters@sec.gov

PETA
PEOPLE FOR THE ETHICAL TREATMENT OF ANIMALS
501 FRONT ST.
NORFOLK, VA 23510
Tel. 757-622-PETA
Fax 757-622-0457
PETA.org
info@peta.org

Office of the Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Shareholder Proposal of People for the Ethical Treatment of Animals ("PETA") for Inclusion in the 2008 Proxy Statement of eBay, Inc.

Ladies and Gentlemen:

This letter is filed in response to a letter dated February 5, 2008 submitted to the SEC by eBay, Inc. ("eBay" or "the Company"). The Company seeks to exclude a shareholder proposal submitted by PETA, based on Rule 14a-8(i)(6), asserting that that the Company lacks the power or authority to implement it.

The resolution at issue reads as follows:

> ***RESOLVED*** that shareholders encourage the board to enact a policy prohibiting the sale of dogs and cats on eBay's affiliated Chinese Web site.

For the reasons that follow, the proponent respectfully disagrees with the Company's position that the proposal should be omitted and urges the Staff to rule accordingly.

I. The Rule 14a-8(i)(6) Exception

A. The Proposal "Encourages" eBay to Enact a Policy.

Rule 14a-8(i)(6) provides a basis for omitting a shareholder proposal if the Company can show that it lacks the power or the authority to implement it. EBay goes to great lengths arguing that it has no control over TOM Online, its joint venture partner in China, contending that an eBay wholly-owned subsidiary, eBay International, is a mere 49% owner in the TOM enterprise.

However, the Company has **failed** to focus on the essence of the resolution, which is that eBay is being "encouraged" to enact a policy relating to the sale of dogs and cats on its affiliated Web sites. Not compelled, directed, bound or forced to enact a policy, but encouraged to do so. The Staff concurrences cited in eBay's no action letter, *Harsco Corp.* and *Firestone Tire & Rubber*, were not similarly drafted. In those cases the companies were not being encouraged to do something positive, they were being directed to take certain actions. In the matter under review, that is not the case.

It is undisputed that eBay controls 49% of an enterprise which operates a Chinese Web site, where dogs and cats are sold.[1] As more fully detailed in the supporting statement of PETA's resolution, dogs and cats in China are bludgeoned, hanged, and strangled to death with wire nooses by the fur industry, and beaten, strangled and boiled alive for food. These facts have been fully documented time and time again, recorded on videotape, and are beyond dispute.

The Company's interest in TOM Online is hardly insignificant at 49%, and eBay is perfectly poised to influence its joint venture partner. That is all that the resolution is asking the Board to do – enact a policy and try to influence TOM Online to change its practices – practices which are totally at odds with eBay *Code of Business and Ethics*, which prohibits the sale of dogs and cats online.

B. EBay's No Action Letter Is Not Supported by an Opinion of Counsel

Staff Legal Bulletin 14B (Sept. 15, 2004) provides guidance on when a company should include an opinion of counsel in support of a Rule 14a-8(i)(6) no action letter. SLB 14B addresses two instances in which an opinion letter from counsel is advisable. First, if the company contends that it lacks power or authority to implement the resolution because of state or foreign law, it should be supported by an opinion of counsel

Second, if the company asserts that it lacks power or authority because it would "result in the company breaching existing contractual obligations," the Staff encourages the inclusion of an opinion of counsel. SLB 14B in relevant part, provides as follows:

> Proposals that would result in the company breaching existing contractual obligations may be excludable under rule 14a-8(i)(2), rule 14a-8(i)(6), or both, because implementing the

---

[1] The *New York Times* published an article entitled "EBay Is Preparing to Re-Enter the China Auction Business" (June 22, 2007). The article illustrates that eBay anticipated being more than a silent partner. The *Times* reported in relevant part that:

> EBay is on track to rejoin the online auction business in China this summer, with tight restrictions on sellers to clamp down on sales of counterfeit goods, the company's chief executive said this week.
>
> Meg Whitman, the chief executive, said eBay's partnership with TOM Online would start within a few months, somewhat later than first planned. It is eBay's second attempt to break into the Chinese market after the collapse of the company's EachNet venture, and the first with a local partner.
>
> To win shoppers' trust, the venture, TOM eBay, has decided to use an escrow service, where payments will be held until buyers are satisfied with their purchases. The venture will also do more to assure the reliability of those holding the auctions and will institute restrictions on the number of luxury goods any individual can sell.
>
> "Whatever we do elsewhere to assure trust and safety, in China we have to do more," Ms. Whitman said during an interview on a trip to Europe.
>
> Despite eBay's previous failure in China, Ms. Whitman said the partnership with TOM Online, which owns 51 percent of the venture, might crack the increasingly wired Chinese market. "We have a good shot at it," she said.

> proposal would require the company to violate applicable law or would not be within the power or authority of the company to implement. If a company asserts either of these bases for exclusion in its rule 14a-8 submission, it expedites the staff's review and often assists the company in meeting its burden of demonstrating that it may exclude the proposal when the company provides a copy of the relevant contract, cites specific provisions of the contract that would be violated, and explains how implementation of the proposal would cause the company to breach its obligations under that contract. The submission also should provide a supporting opinion of counsel or indicate that the arguments advanced under state or foreign law constitute the opinion of counsel.

In this case, eBay provides information about TOM Online and eBay's relation with that entity, all designed to lead the Staff to the conclusion that Rule 14a-8(i)(6) permits eBay to omit the resolution. However, there are informational and documentation gaps which an opinion letter of counsel could have remedied. Consider the following statements contained in eBay's no action letter:

- eBay states that the "Joint Venture is a distinct corporate entity in which TOM Online owns 51% and eBay International owns 49% of the outstanding shares." (No Action letter p. 2.)
- "eBay International does not have operating control of the Joint Venture." (p.2)
- "[S]ince eBay does not possess any special minority shareholder veto rights under the Joint Venture's organizational documents or relevant law ...eBay International does not have the power" to implement the resolution. (p.2)
- The "Joint Venture agreement specifically provides that TOM Online, not eBay or eBay International, will provide the leadership and management services related to business strategy, regulatory compliance ..." (p. 2)

Although these statements reference a Joint Venture agreement and Joint Venture organizational documents, neither is included with an opinion letter of counsel. Although these statements reference "relevant law," there is no indication as to what law is relevant (i.e., Chinese, U.S., State law) which an opinion letter of counsel should have addressed. Although these statements reference "regulatory compliance," there is nothing that even hints as to who or what regulatory agency has jurisdiction over the Joint Venture. In short, eBay's failure to support its Rule 14a-8(i)(6) position with an opinion of counsel results in eBay's failing to meet its burden and militates against the Staff's issuing a concurrence with the Company's position.

II. The Staff Has an Established Policy Allowing Proponents to Revise Resolutions in Preference to Allowing the Company to Omit Them.

Staff Legal Bulletin No. 14 (July 13, 2001) was issued to provide shareholders and companies with guidance on the application of Rule 14a-8. As noted in the Bulletin, its purpose is to give "guidance to companies and shareholders by expressing our views on some issues and questions that commonly arise under rule 14a-8 ..." One area in which Legal Bulletin No. 14 provides guidance concerns revisions to shareholder proposals.

Specifically, the Staff's approach to revisions of proposals is as follows:

> [W]e have a long-standing practice of issuing no-action responses that permit shareholders to make revisions that are minor in nature and do not alter the substance of the proposal. We adopted this practice to deal with proposals that generally comply with the substantive requirements of the rule, but contain some relatively minor defects that are easily corrected. In these circumstances, we believe that the concepts underlying Exchange Act section 14(a) are best served by affording an opportunity to correct these kinds of defects.

The Staff's practice of allowing revisions to shareholder proposals was reaffirmed in Staff Legal Bulletin No. 14B (Sept. 15, 2004)(confirmed the language in SLB 14 regarding revisions to resolutions.) In light of this established practice and the policies underpinning the Exchange Act, PETA requests that as an alternative to a concurrence, the Staff permit PETA to revise the resolution. Accordingly, the Resolved clause of the resolution would be amended to read as follows:

> **Resolved**, that shareholder encourage the board to enact a policy requiring that e-Bay's investments in joint ventures or other enterprises be in conformity with the Company's *Code of Business Conduct and Ethics.*

As amended, the resolution does not implicate any of the Rule 14a-8 exceptions, and is consistent with the Supporting Statement.

For the foregoing reasons, we respectfully request that the SEC advise eBay that it will take enforcement action if the company fails to include PETA's proposal in its 2008 Proxy Statement. Please feel free to contact me should you have any questions or require further information. I may be reached directly at SusanH@peta.org or 202-641-0999.

We appreciate the Staff's consideration of the foregoing.

Very truly yours,

Susan L. Hall

Susan L. Hall
Counsel

SLH/pc

cc: Robert A. Koenig (via fax: 650-463-2600)

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 26, 2008

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: eBay Inc.
Incoming letter dated February 5, 2008

The proposal encourages the board to enact a policy prohibiting the sale of dogs and cats on eBay's affiliated Chinese website.

There appears to be some basis for your view that eBay may exclude the proposal under rule 14a-8(i)(6). Accordingly, we will not recommend enforcement action to the Commission if eBay omits the proposal from its proxy materials in reliance on rule 14a-8(i)(6).

Sincerely,

Song Brandon
Attorney-Adviser

END